RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

September 23, 2010

VIA EDGAR AND FACSIMILE

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retalix Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 15, 2010
File No. 000-29742

Dear Mr. Gilmore:

We confirm receiving receipt of the Staff’s letter dated September 9, 2010.  As our counsel discussed with Mr. David Edgar on September 22, due to the observance of certain holidays in Israel impacting the ability of all necessary persons to review our responses prior to filing, we will need an extension to respond to the Staff’s comments, originally due on September 23, 2010.  We anticipate that we should be able to respond to your comments no later than September 30, 2010.

Respectfully,
RETALIX LTD.

By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:	Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.